UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 1, 2011 to December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to _____________

Commission File Number, 0-11174

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

(Full title of the Plan)

WARWICK VALLEY TELEPHONE COMPANY

47 Main Street

P.O. Box 592

Warwick, New York 10990

(Address of principal executive office)

(Name of Issuer and address of principal executive office)

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS

Report of Independent Registered Public Accounting Firm	3

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,	4
as of December 31, 2011 and 2010

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,	5
For the Year Ended December 31, 2011

NOTES TO FINANCIAL STATEMENTS	6-12

Schedule*

Schedule H Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011	13

Signatures	14
Index to Exhibits	15

Consent of Independent Registered Public Accounting Firm	16

Certification pursuant to 18 U.S.C. Section 1350	17

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Warwick Valley Telephone Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, PC

Princeton, New Jersey

June 27, 2012

3

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
Investments (at fair value):
Interest in common/collective trusts	$3,718,701	$3,803,446
Warwick Valley Telephone Company Stock	516,354	975,137
Registered investment companies	6,316,361	7,410,773

Total investments	10,551,416	12,189,356

Receivables:
Contribution receivable
Participant	-	588
Employer	-	588

Notes receivable from participants	244,012	267,567

Net assets available for benefits at fair value	10,795,428	12,458,099
Adjustment from fair value to contract value for interest in collective
trust relating to fully benefit-responsive investment contracts	(84,501)	(76,127)

Net assets available for benefits	$10,710,927	$12,381,972

The accompanying notes are an integral part of these financial statements

4

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Net decrease in fair value of investments	$(170,349)
Interest income on notes receivable from participants	13,069
Interest and dividends	162,771
5,491
Contributions:
Participants	578,720
Employer	277,355
856,075
TOTAL ADDITIONS	861,566

DEDUCTIONS:
Benefits paid to participants	2,503,928
Fees and other expenses	28,683

TOTAL DEDUCTIONS	2,532,611

NET DECREASE	(1,671,045)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	12,381,972

End of year	$10,710,927

The accompanying notes are an integral part of these financial statements

5

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Warwick Valley Telephone Company (“Company”, “Plan Sponsor”) 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and has been amended and restated in its entirety to comply with the GUST remedial amendment requirement and minimum distribution thresholds.

Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan, subject to certain IRS limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of registered investment companies, a common collective trust, as well as the stock of the Company, as investment options for participants. For Management Employees, the Company matches 100% of the participants’ contribution, up to 4.5% of salary. The Plan permits eligible participants, as defined in the Plan, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to making qualified voluntary participant contributions.

For members of the International Brotherhood of Electric Workers Union Local 503, the Company’s matching contribution for participants in the Plan is 100% of the participants’ contribution of up to 4% of annual pay. The Plan also includes a stipulation that if in any Plan year during the contract terms in effect between May 1, 2008 and April 30, 2013, that the Company reaches positive Operating Income as measured by Earnings Before Interest and Taxes, the match for the union employees will increase to 100% of the salary deferral contributions up to 4 ½% of annual pay in the subsequent year. This Operating Income target was not achieved for plan years ending December 31, 2011 and 2010.

Participant Accounts

Each participant’s account is updated daily to reflect participant and employer activity (contributions, fund transfers, loan repayments, loans and/or withdrawals) and the earnings or losses of the Plan assets in the account.

Vesting

Participant accounts are fully vested and non-forfeitable at all times.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%, with prime being the rate published on the first business day of the month in which the loan is requested. Interest rates on loans outstanding at December 31, 2011 and 2010 ranged from 4.25% to 9.25%. The interest rate does not change for the duration of the loan. Principal and interest is paid ratably through weekly payroll deductions over a period not to exceed five years unless the loan is for the purchase of a primary residence for which a longer term is permitted.

Payment of Benefits

On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic payments. For termination of service due to death, a participant’s beneficiary may receive the value of the vested interest in the participant’s account as a lump-sum distribution.

If a participant has any portion of their account invested in Warwick Valley Telephone Company Stock, he or she may take the stock as an “in-kind” distribution or take the stock as cash. “In-kind” distribution means the participant will receive a stock certificate for the whole shares in his or her account. Fractional shares will be paid in cash. If the participant wishes to take the stock portion of their account as a cash distribution, the Company will buy the stock at the bid price on the day the withdrawal is processed.

Withdrawals

Participants may make withdrawals, subject to federal income taxes, under the hardship provisions of the Plan while still employed by the Company.

6

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting. Contributions due from the Company are recorded on the accrual basis and are remitted weekly. Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options: money market and fixed income securities, bonds, and equity funds, a common collective trust, as well as the stock of Warwick Valley Telephone Company. All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation. Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Cash and Cash Equivalents

The Plan considers cash accounts which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Interest income from notes receivable is recorded when earned. No allowance for losses is deemed necessary by the Plan’s management as principal and interest are repaid through payroll deductions and the notes are collateralized by the participants account balances. A note receivable is considered to be in default after 90 days of non-payment, at which point the defaulted note receivable is considered to be a distribution to the participant and the note would be removed from the Plan’s assets.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at net asset value and the Company’s common stock is valued at quoted market prices. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Company’s common stock is traded on the NASDAQ.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest and dividends include distributions from the investments in registered investment companies, interest from the money market fund and dividends from the Company stock.

The Plan invests in investment contracts through a common collective trust (Morley Financial Services Stable Value Fund) (the “Stable Value Fund”). The statement of net assets available for plan benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The estimated fair value of the Plan’s interest in the Morley Financial Stable Value Fund are primarily based on the following; Guaranteed Investment Contracts (GIC) are based on the discounted present value of future cash flows and security-backed contracts are based on the estimated fair value of underlying securities and the estimated fair value of the wrapper contract.

Plan Expenses

Expenses related to the administration of the Plan have been paid by the Company and the Plan. The Company incurred costs for professional services which amounted to $22,500 for the year ending December 31, 2011. The Plan incurred costs for investment advisory and administrative services which amounted to $28,683. Brokers’ fees are reflected in the net investment return in each participant’s account.

7

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Uncertain Tax Positions

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2008.

The Plan classified accrued interest on unrecognized tax benefits with interest expense. Penalties accrued on unrecognized tax benefits are classified with fees and other expenses. During 2011 the Plan did not recognize any interest or penalties.

3.     INVESTMENTS

The fair value of investments at December 31, 2011 and 2010 are as follows:

	12/31/2011		12/31/2010
Warwick Valley Telephone Common Stock	$516,354		$975,137	*
Morley Financial Services Stable Value Fund	3,718,701	*	3,803,446	*
PIMCO Total Return A Fund	868,304	*	759,569	*
Principal LifeTime Strategic Income R5 Fund	313,099		364,209
Principal LifeTime 2010 R5 Fund	40,257		431,542
Principal LifeTime 2015 R5 Fund	158,587		240,151
Principal LifeTime 2020 R5 Fund	377,734		1,035,997	*
Principal LifeTime 2025 R5 Fund	566,760	*	526,823
Principal LifeTime 2030 R5 Fund	353,360		321,139
Principal LifeTime 2035 R5 Fund	352,789		312,685
Principal LifeTime 2040 R5 Fund	349,632		317,178
Principal LifeTime 2045 R5 Fund	89,628		37,884
Principal LifeTime 2050 R5 Fund	189,828		180,486
Principal LifeTime 2055 R5 Fund	5,261		33,007
Capital Research & Mgmt Co AM Fds Grth Fd of Am R5 Fund	527,758	*	559,222
JP Morgan Investment Mgmt Inc. US Equity A Fund	595,908	*	631,268	*
Principal LargeCap S&P 500 Index Fund	227,466		224,461
Putnam Investment Mgmt Co Equity Income A Fund	201,107		210,121
Columbia Management Advisors Small Cap Val 1 A Fd	42,873		41,117
Goldman Sachs Gr Opp A Fund	49,638		38,747
Principal Global Investors MidCap S&P 400 Index R5 Fund	148,450		138,224
Principal Global Investors SmallCap S&P 600 Index R5 Fund	311,406		430,056
Prudential Investments Jenn Sm Co A Fund	49,275		36,255
T. Rowe Price Mid-Cap Value R Fd	36,821		27,499
Capital Research and Mgmt Co AM Fds EuroPacific Grth R5 Fd	460,420		513,133
TOTAL INVESTMENTS	$10,551,416		$12,189,356

* Individual investments representing 5% or more of the Plans’ assets.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ending December 31, 2011 as follows:

Interest in common/collective trust	$73,024
Registered Investment Companies	(236,218)
Warwick Valley Telephone Company Common Stock	(7,155)
$(170,349)

8

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan held investments at December 31, 2011 and 2010 in the Plan sponsor common stock amounting to $516,354 and $975,137, respectively. This investment represented 5% and 8% of total investments at December 31, 2011 and 2010, respectively. A significant decline in market value of the Plan Sponsor’s common stock would significantly affect the net assets available for benefits.

4. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per financial statements and Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per financial statements	$10,710,927	$12,381,972
Adjustments from fair value to contract for fully benefit-responsive investment contracts	84,501	76,127
Net assets available for benefits per Form 5500	$10,795,428	$12,458,099

The following is a reconciliation of changes in net assets available for benefits per financial statements and Form 5500:

December 31,
2011
Decrease in net assets available for benefits per financial statements	$(1,671,045)
Change in adjustments from fair value to contract for fully benefit-responsive investment contracts	8,374
Decrease in net assets available for benefits per per Form 5500	$(1,662,671)

5. FAIR VALUE MEASUREMENTS

The Plan measures and discloses fair values in accordance with the provisions of ASC 820 “Fair Value Measurements and Disclosures.” ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access. Such inputs include quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the Plan’s assets measured at fair value. There have been no changes in the methodologies used for periods presented these financial statements.

Registered investment companies: Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Common Collective Trust: The fund invests primarily in a variety of high quality Stable Value Investment Contracts, as well as cash and cash equivalents. It is intended that the fund’s Stable Value Investment Contracts will maintain a minimum weighted average credit quality rating of A or better. Contract value of the common collective trust represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

9

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Contracts can be structured as nonparticipating, participating or a combination of thereof. Conventional Guaranteed Investment Contracts (GIC’s) issued by insurance companies are primarily nonparticipating, wherein the contract holder does not participate in any gains and losses incurred due to performance of the underlying portfolio relative to the book value at times of withdrawals. Conversely, synthetic investment contracts, or wrap contracts, issued by insurance companies or banks, are primarily participating, wherein the contract holder participates in gains and losses incurred due to the performance of the underlying portfolio relative to book value at times of withdrawals. Gains and losses are amortized through future crediting rate re-sets. The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

GICs are typically issued with a fixed crediting rate and a fixed maturity date that does not change over the life of the contract. The wrap contract issuer guarantees a minimum 0% crediting rate although a wrap does not absorb any loss for credit defaults in an underlying portfolio. The gross crediting rate is determined by a crediting formula that is negotiated in the wrap contract and is typically a factor of the book value and the market value of the portfolio. The net crediting rate is equal to the gross crediting rate minus the wrap fee due the contract issuer and sub-advisor fees.

A number of factors can influence the future crediting rates, which may include but are not limited to: portfolio cash flows, underlying portfolio performance, current market interest rates for reinvestment, duration posture, change in the credit ratings, default of bankruptcy by an asset or wrap issuer, the unexpected receipt of principal and interest payments, extraordinary withdrawals and certain wrap contract terms, including wrap fees.

Market value events may limit the ability of the fund to transact at contract value with the issuer. Market value events are events or conditions that occur which are outside the normal operation of the fund and lead to any fund disbursements which have or will have a material adverse effect on the operations of the fund and a financial effect on the investment contract or wrap issuer’s interest. Such events may include but are not limited to: Fund administration is amended or changed, merger or consolidation of investors, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the fund, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the fund, transfers to competing options without meeting the equity wash provisions of the fund, and plan sponsor withdrawals without appropriate notice to the fund and/or issuer. In the normal course of business, such events or conditions would not limit the ability of the Fund to transact at contract value with participants in the fund.

An issuer can terminate an investment contract upon the occurrence of certain events such as a breach of a material obligation under the wrap agreement, a replacement of an advisor without prior consent, or if the wrap becomes a prohibited transaction within the meaning of Section 406 of ERISA.

The net investment income as a percentage of average net assets was 2.37% and 2.78% for the years ended December 31, 2011 and 2010, respectively. The blended net crediting rate, calculated based on weighted average crediting rate of all investment contracts and short term income at December 31, 2011 and 2010 was 2.14% and 2.81%, respectively.

Warwick Valley Telephone Company Stock: Shares of the Plan Sponsor are valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

		Fair Value Measurements as December 31, 2011
Investments:	Total	(Level 1)	(Level 2)	(Level 3)
Warwick Valley Telephone Company Stock	$516,354	$516,354	$-	$-
Interest in common/collective trust	3,718,701	-	3,718,701	-
Registered investment companies:
Asset allocation funds	2,796,935	2,796,935	-	-
Large cap funds	1,324,773	1,324,773	-	-
Mid cap funds	185,271	185,271	-	-
Small cap funds	453,192	453,192	-	-
International funds	460,420	460,420	-	-
Index funds	227,466	227,466	-	-
Bond fund	868,304	868,304	-	-
	$10,551,416	$6,832,715	$3,718,701	$-

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WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements as December 31, 2010
Investments:	Total	(Level 1)	(Level 2)	(Level 3)
Warwick Valley Telephone Company Stock	$975,137	$975,137	$-	$-
Interest in common/collective trust	3,803,446	444,242	3,359,204	-
Registered investment companies:
Asset allocation funds	5,240,458	5,240,458	-	-
Mid cap funds	165,723	165,723	-	-
Small cap funds	507,428	507,428	-	-
International funds	513,133	513,133	-	-
Index funds	224,461	224,461	-	-
Bond fund	759,570	759,570	-	-
	$12,189,356	$8,830,152	$3,359,204	$-

Changes in fair value measurements

As of December 31, 2011, the Plan transferred $452,616 of investments held within a common/collective trust out of level 1 and into level 2. The reconciliation for all investments measured at fair value on a recurring basis using observable inputs other than Level 1 prices (Level 2) for the12 months ended December 31, 2011, is as follows:

Level 2
Balance as of January 1, 2011	$3,359,204
Realized gain(loss)	-
Change in unrealized appreciation (depreciation)	73,024
Purchases	407,649
Sales	(573,792)
Settlements	-
Transfers in and/or out of Level 2	452,616
Balance as of December 31, 2011	$3,718,701

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, Management and the Plan’s legal counsel represent that the Plan continues to be designed and operated in accordance with applicable requirements of the IRC and ERISA. Accordingly, the Plan is exempt from paying income taxes.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will continue to have a non-forfeitable interest in their Plan account.

8. PARTY-IN-INTEREST TRANSACTIONS

Certain expenses of administration and servicing of the Plan, including payroll related expenses of administrative and clerical personnel and fees of the trustee are paid by the Company without charge to the Plan. The Plan has certain investments that qualify as party-in-interest investments. These would consist of the Plan’s investments in the Warwick Valley Telephone Company Common Stock and the Principal Funds, as The Principal Trust Company is the custodian for the Plan.

11

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring after the Statement of Net Assets Available for Benefits date through the date of issuance.  Based on this evaluation, the Company has determined that except for the following, no subsequent events have occurred which require disclosure in the financial statements.

Effective July 1, 2012, the Department of Labor will require that all fee arrangements between the Plan and its covered service providers will be subject to fee disclosure requirements, pursuant to ERISA Section 408(b)(2). Under section 408(b)(2), applicable fees paid directly or indirectly by the Plan are required to be disclosed to the Plan in writing. A failure to do so by the covered service provider would cause the fee arrangement to be considered a prohibited transaction. Management is currently evaluating the impact of its arrangements with covered service providers in compliance with this regulation.

12

WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN

SCHEDULE H LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

EIN: 14-1160510

PN: 006

				(e) Current
(a)	(b) Identity of Issue	( c) Description	(d) Cost	Value
*	Warwick Valley Telephone Company	Common Stock	**	$516,354
	PIMCO Total Return A Fund	Registered Investment Company	**	868,304
*	Principal LifeTime Strategic Income R5 Fund	Registered Investment Company	**	313,099
*	Principal LifeTime 2010 R5 Fund	Registered Investment Company	**	40,257
*	Principal LifeTime 2015 R5 Fund	Registered Investment Company	**	158,587
*	Principal LifeTime 2020 R5 Fund	Registered Investment Company	**	377,734
*	Principal LifeTime 2025 R5 Fund	Registered Investment Company	**	566,760
*	Principal LifeTime 2030 R5 Fund	Registered Investment Company	**	353,360
*	Principal LifeTime 2035 R5 Fund	Registered Investment Company	**	352,789
*	Principal LifeTime 2040 R5 Fund	Registered Investment Company	**	349,632
*	Principal LifeTime 2045 R5 Fund	Registered Investment Company	**	89,628
*	Principal LifeTime 2050 R5 Fund	Registered Investment Company	**	189,828
*	Principal LifeTime 2055 R5 Fund	Registered Investment Company	**	5,261
	Capital Research & Mgmt Co AM Fds Grth Fd of Am R5 Fund	Registered Investment Company	**	527,758
	JP Morgan Investment Mgmt Inc. US Equity A Fund	Registered Investment Company	**	595,908
*	Principal LargeCap S&P 500 Index Fund	Registered Investment Company	**	227,466
	Putnam Investment Mgmt Co Equity Income A Fund	Registered Investment Company	**	201,107
	Columbia Management Advisors Small Cap Val 1 A Fd	Registered Investment Company	**	42,873
	Goldman Sachs Gr Opp A Fund	Registered Investment Company	**	49,638
*	Principal Global Investors MidCap S&P 400 Index R5 Fund	Registered Investment Company	**	148,450
*	Principal Global Investors SmallCap S&P 600 Index R5 Fund	Registered Investment Company	**	311,406
	Prudential Investments Jenn Sm Co A Fund	Registered Investment Company	**	49,275
	T. Rowe Price Mid-Cap Value R Fd	Registered Investment Company	**	36,821
	Capital Research and Mgmt Co AM Fds EuroPacific Grth R5 Fd	Registered Investment Company	**	460,420
	TOTAL INVESTMENTS			6,832,715

*	Morley Financial Services Stable Fund	Interest in Common/Collective Trusts	**	3,718,701
*	Participant loans (rates 4.25% -9.25% from 2009-2024)			244,012
				$10,795,428

	* Denotes party-in-interest
	** Cost not required for participant-directed investments

See auditors’ report

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Warwick Valley Telephone Company, the Plan Sponsor, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Warwick Valley Telephone Company 401(k) Plan

By: /s/ Anthony Cipollone

Plan Administrator

Date: June 27, 2012

14

INDEX TO EXHIBITS

Exhibit Number	Description	Page of Sequentially Number Pages

23.1	Consent of Independent Registered Public Accounting Firm	15

99	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	16

15